VARIABLE INSURANCE TRUST

Erik Naviloff

Treasurer

Direct Telephone: (631) 470-2652

Fax: (631) 813-2884

E-mail:erikn@geminifund.com

October 18, 2013

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attn : Jason Fox, Senior Staff Accountant

(202) 551-6757

RE:

The Vice Fund Portfolio; Variable Insurance Trust (the “Registrant” or the “Fund”)

File Nos. 333-171479; 811-22512

Dear Mr. Fox:

On behalf of the Registrant, this letter responds to the comments you provided by telephone to Erik Naviloff, Treasurer of the Trust on, June 19, 2013, with respect to the above-referenced Fund.  Your comments are set forth below, and each is followed by the Registrant’s response.

Vice Fund Portfolio General Comment

Comment 1:	The Vice Funds Website only includes the Retail version of the Fund. Will the Variable insurance product be added to the website.
Response:	The Vice Fund Portfolio has been posted to the Funds website.

Vice Fund Portfolio N-CSR dated 12/31/2012

Comment 1:

With respect to the MDFP, there was insufficient discussion provided to comply with the reporting requirements, namely with respect to a discussion on how derivatives materially affected Fund performance during the reporting period.

Response:

In future N-CSR filings, the Adviser will be asked to discuss in greater detail the material effect of derivatives on Fund performance during the period of time covered by the report.  Additionally, in an effort to further improve our procedures, Northern Lights Distributors LLC and Gemini Fund Services LLC hosted a webinar with the objective of educating all clients on the SEC and FINRA requirements of a shareholder letter.

Comment 2:	On the Funds Statement of Assets and Liabilities, please explain why there is no payable for Directors/Trustees.
Response:

The Directors/Trustee Payable is combined with the Accrued expenses and other liabilities line item.  In future NCSR filings, the Directors/Trustees payable will be its own line item or combined in a line item called “Fees payable to other affiliates”.

Comment 3:	On the Statement of Operations, please explain what is included in the Other Expenses line item.
Response:	The Other Expenses line item includes expense accruals for estimated Miscellaneous expenses (cusip fees, Nasdaq fees etc.) there were no payments during the short period.
Comment 4:	On the Financial Highlights please provide the special dividends noted in footnote (7).
Response:

The special dividends were for Las Vegas Sands Corporation on 12/6/2012 for $2.75 and Sturm Roger & Co Inc. on 12/5/2012 for  $4.50 These special dividends were a result of   companies paying distributions due to the potential change in tax laws.

Comment 5:	On the financial highlights in Total Return footnote (3), the following language should be added “does not include insurance company separate account fees or returns would be lower”
Response:

A similar disclosure appears in the portfolio review section of the report.  As of the report date the only investor was the original seed capital invested to start the Fund which would not be subject to any additional insurance fees. Going forward we will include additional language in the footnotes to the financial highlights.

Comment 6:	On the financial highlights, please show the calculation for the gross and net expense ratios.
Response:

See the calculation set forth below.  Due to the short time period the fund was open and the small amount of assets held in the Fund there is a slight difference in the actual calculation and what is disclosed in the financials. This difference represents a small dollar amount and the only investor in the fund at the time was the original seed capital.

The Registrant acknowledges that:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*          *          *

Please contact me at (631) 470-2652 if you should require any further information.

Sincerely,

/s/ Erik Naviloff

Treasurer

Variable Insurance Trust